UBS AG – Form F-4

Exhibit 23.4

Zurich, 24 August 2023

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form F-4, and the related prospectus of UBS AG for the offers to exchange all of its outstanding 1.250% Notes due June 2026 for a like principal amount of new 1.250% Notes due June 1, 2026 and all of its outstanding 4.500% Notes due 26 June 2048 for a like principal amount of new 4.500% Notes due June 26, 2048 and to the incorporation by reference therein of our reports dated 3 March 2023, with respect to the consolidated financial statements of UBS AG, and the effectiveness of internal control over financial reporting of UBS AG, included in its Annual Report (Form 20-F) for the year ended 31 December 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

Ernst & Young Ltd